SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 7, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the six-month period (in ARS thousands)	12/31/2017	12/31/2016

Gain / Loss attributable to:
Company’s shareholders	11,242,056	2,002,924
Non-controlling interests	340,774	82,739

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Futures Dividends Reserve	-	356,598
Reserve Resolution CNV 609/12	2,700,192	2,700,192
Special Reserve	2,627,076	-
Changes in non controlling interest	(19,784)	(19,770)
Retained earnings	26,720,952	17,481,822
Total attributable to the company's shareholders	32,707,135	21,197,541
Non-controlling interest	1,211,943	880,798
Total Shareholders’ Equity	33,919,078	22,078,339

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	108,981,846	86.48%
Minority Shareholders	17,032,204	13.52%

Below are the highlights for the six-month period of Fiscal Year 2018 ended December 31, 2017:

  ●
Net gain for the six-month period of FY 2018 reached ARS 11,582.8 million compared to ARS 2,085.7 million in the same period of FY 2017. Mainly explained by higher results related to changes in fair value of investment properties due to the impact in the tax reform implemented in Argentina and the effects on the exchange rate on them.

  ●
The Company’s Adjusted EBITDA for 6M18 reached ARS 1,559.1 million, 19.2% higher than the same period of 2017. Adjusted EBITDA of Malls’ and Office segment reached ARS 1,381.4 million and ARS 191.9 million, respectively

  ●
Our shopping centers’ sales grew by 22.6% in 6M18 vs. 6M17 and occupancy increased to 99.1%   ..

  ●
In October, our parent Company IRSA has sold 10,24 mm shares of the company for ~ USD 138.2 million increasing the float from 5,4% to 13.5%.

  ●
During November 2017 the Company has distributed to its Shareholders a cash dividend for a total amount of ARS 680 million (ARS/share 5.3962 and ARS/ADR 21.5848).

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A and Ritelco S.A. (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: February 7, 2018